JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 20, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”);

File Nos. 333-103022; 811-21295

Post-Effective Amendment No. 422

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 422, which was filed to register new shares for the JPMorgan Small Cap Core Fund and JPMorgan Small Cap Equity Fund (the “Funds”). Our responses to your comments are set forth below. Since the Funds have other classes currently operating, we will make certain changes in connection with filings that we will be making for all classes of the Funds on or about July 1, 2016 under Rule 497 (the “497 Filing”); the changes that will be made in the 497 Filing will be noted in the responses below. Other changes will be incorporated into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, which will become automatically effective on or about May 23, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ registration statement.

PROSPECTUS COMMENTS

1.	Comment: Please update the series and class information with the Funds’ ticker symbols.

Response: The update will be made prior to the effectiveness of the new classes.

Fee table

2.	Comment: Please explain why the “Remainder of Other Expenses” are estimated since each Fund is already operating.

Response: The “Remainder of Other Expenses” are estimated because there are a number of class specific expenses, such as sub-transfer agency fees for certain classes, included in that line item in the fee table. Because these classes are new, the number is estimated based on certain assumptions of what those class specific expenses will be.

3.	Comment: If applicable, please disclose whether any recoupment is permitted under either Fund’s fee waiver agreement.

Response: Each Fund confirms that under the terms of its fee waiver agreement the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

4.	Comment: Please explain supplementally how derivatives are valued for the purpose of calculating whether each Fund meets its 80% policy under Rule 35d-1 under the Investment Company Act of 1940 (“Rule 35d-1”).

Response: Based on the current prospectus disclosure, derivatives are not included in the 80% of each Fund’s assets which are used to ensure that that Fund meets its 80% policy. Each Fund reserves the right to change the way in which the Fund’s
Rule 35d-1 policy is calculated in the future.

5.	Comment: With respect to the Small Cap Equity Fund, if investments in other investment companies or exchange traded funds are part of the Fund’s main investment strategies, please revise the strategy disclosure.

Response: Investments in other investment companies or exchange traded funds are not a part of the Fund’s main investment strategies; therefore, there is not a need to revise the disclosure.

6.	Comment: With respect to the Small Cap Equity Fund, please consider revising the following sentence in more “plain English”:

The adviser seeks to invest in companies with leading competitive advantages, predictable and durable business models and sustainable free cash flow generation with management committed to increasing intrinsic value.

Response: In the 497 Filing, we will revise the disclosure as follows:

The adviser seeks to invest in undervalued companies with leading competitive positions and predictable and durable business models. It also seeks companies whose management has a successful track record of prudent capital allocation.

Purchase and Sale of Fund Shares

7.	Comment: Please clarify how shareholders will be able to invest in the new classes of Small Cap Equity Fund if the Fund is only offered on a limited basis.

Response: The Fund is no longer available only on a limited basis. The outdated language will be removed.

More About the Fund(s) – Main Investment Strategies

8.	Comment: Please add real estate investment trusts (“REITs”) to the summary section if they are part of a Fund’s main investment strategies and, if necessary, revise the disclosure in the “More About the Fund(s)” section accordingly to identify whether the Fund “will” invest in REITs as a main strategy.

Response: For Small Cap Core Fund, the summary section identifies REITs as part of the main investment strategies; therefore, the language in “More About the Fund” in the Class A/Class C prospectus will be changed from “may” to “will.” With respect to the Small Cap Equity Fund, REITs are not part of the main investment strategies so for the joint Class R6 prospectus we will not change the “More About the Fund” section to “will,” and we note that the following language is included for clarification:

These investments may be part of a Fund’s main investment strategies. If the investment is part of the main investment strategies for a particular Fund, it is summarized below.

More About the Fund(s) – Investment Risks

9.	Comment: In “Transactions Risk,” please consider removing the references to debt securities in this section because the main investment strategies do not include investments in debt securities.

Response: In the 497 Filing, the proposed change will be made.

10.	Comment: In “Derivatives Risk,” please revise the disclosure to remove the reference to short sales in the first sentence of the second to last paragraph or advise why it is included.

Response: We will remove the reference to short sales in these prospectuses. However, we would note that, in other multi-fund prospectuses that may include the Funds, it may be appropriate to leave the reference in this risk section.

How to Do Business with the Fund

11.	Comment: In “Additional Information Regarding Redemptions,” please add the fact that shares received in a distribution in kind are subject to market risk until sold.

Response: The requested change will be made.

Risk and Reward Elements for the Fund

12.	Comment: Please review the instruments included in this section and remove ones that are not mentioned earlier.

Response: We have reviewed this section and removed the section on debt securities. With respect to other instruments not mentioned earlier in the prospectus, we have left them because they could apply to a subset of the instruments in which the Funds invest.

SAI COMMENT

13.	Comment: In the “Principal Holders” section of the Part I of the SAI, please explain supplementally why you are not showing information for the Funds’ other classes.

Response: Based on our understanding of the requirements of Form N-1A, we do not believe that we are required to show information about the Funds’ other classes in this SAI, which is limited to the new classes. Information on “Principal Holders” for the Funds’ other classes is included in the SAI for those classes.

In connection with your review of Post-Effective Amendment No. 422 filed by the Trust on March 16, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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